Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the first three quarters ended 30 September 2007.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2007.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2007

(All amounts in Renminbi (“RMB”) thousands)

		Unaudited 30 September	Audited 31 December
	Note	2007	2006

ASSETS
Non-current assets
Property, plant and equipment		109,702,317	111,381,505
Goodwill		3,143,983	3,143,983
Other assets		11,744,656	11,176,569
Deferred income tax assets	5	933,165	309,668

		125,524,121	126,011,725

Current assets
Inventories		2,680,584	2,333,902
Accounts receivable, net		3,324,756	3,419,343
Prepayments and other current assets		2,221,915	1,988,019
Amounts due from China United Telecommunications Corporation		4,302	—
Amounts due from related parties		128,791	168,548
Amounts due from Domestic Carriers		194,520	138,521
Short-term bank deposits		148,208	195,820
Cash and cash equivalents		8,421,147	12,182,108

		17,124,223	20,426,261

Total assets		142,648,344	146,437,986

		Unaudited 30 September	Audited 31 December
	Note	2007	2006

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,435,725	1,344,440
Share premium		64,217,104	53,222,976
Reserves		3,637,947	3,554,930
Retained profits
- Proposed 2006 final dividend		—	2,282,578
- Others		24,113,184	19,003,893

		93,403,960	79,408,817
Minority interest		3,895	2,841

Total equity		93,407,855	79,411,658

LIABILITIES
Non-current liabilities
Long-term bank loans		1,702,166	4,139,349
Convertible bonds	3	—	10,324,949
Obligations under finance leases		4,526	10,230
Deferred income tax liabilities	5	6,055	5,879
Deferred revenue		1,555,999	2,243,384

		3,268,746	16,723,791
Current liabilities
Payables and accrued liabilities		28,966,313	26,290,074
Taxes payable		2,194,650	1,632,195
Amounts due to China United Telecommunications Corporation		—	45,081
Amounts due to related parties		788,078	325,308
Amounts due to Domestic Carriers		833,281	850,975
Short-term bonds		—	7,087,217
Current portion of long-term bank loans		2,253,250	3,984,350
Current portion of obligations under finance leases		15,653	99,566
Advances from customers		10,920,518	9,987,771

		45,971,743	50,302,537

Total liabilities		49,240,489	67,026,328

Total equity and liabilities		142,648,344	146,437,986

Net current liabilities		(28,847,520)	(29,876,276)

Total assets less current liabilities		96,676,601	96,135,449

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

(All amounts in RMB thousands, except per share data)

		Unaudited
		Nine months ended 30 September
	Note	2007	2006

Revenue (Turnover)
GSM Business		46,641,644	44,350,911
CDMA Business		20,456,068	20,479,064
Data and Internet Business		1,926,988	1,738,128
Long Distance Business		1,161,144	680,524

Total service revenue		70,185,844	67,248,627
Sales of telecommunications products		3,937,494	2,985,446

Total revenue		74,123,338	70,234,073

Leased lines and network capacities		(6,740,254)	(6,571,088)
Interconnection charges		(8,093,744)	(7,016,313)
Depreciation and amortisation		(16,827,158)	(16,814,358)
Employee benefit expenses		(5,178,002)	(5,005,162)
Selling and marketing		(14,148,077)	(14,613,740)
General, administrative and other expenses		(10,710,805)	(9,818,298)
Cost of telecommunications products sold		(4,105,383)	(3,562,523)
Financial gains/(costs)		31,089	(607,669)
Interest income		136,074	176,255
Other gains - net		45,566	8,189

		8,532,644	6,409,366

Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	3	(568,860)	(225,788)

Profit before income tax		7,963,784	6,183,578
Income tax expenses	5	(2,851,075)	(1,992,484)

Profit for the period		5,112,709	4,191,094

Attributable to:
Equity holders of the Company		5,111,655	4,188,884
Minority interest		1,054	2,210

		5,112,709	4,191,094

Basic earnings per share (RMB)	4	0.398	0.333

Diluted earnings per share (RMB)	4	0.395	0.332

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

(All amounts in RMB thousands)

	Unaudited
	Nine months ended 30 September
	2007	2006

Net cash generated from operating activities	24,659,283	27,114,092
Net cash used in investing activities	(15,394,985)	(11,849,641)
Net cash used in financing activities	(13,025,259)	(9,814,090)

Net (decrease)/increase in cash and cash equivalents	(3,760,961)	5,450,361
Cash and cash equivalents, beginning of period	12,182,108	5,471,576

Cash and cash equivalents, end of period	8,421,147	10,921,937

Analysis of the balances of cash and cash equivalents:
Cash balances	2,623	4,058
Bank balances	8,418,524	10,917,879

	8,421,147	10,921,937

NOTES (All amounts in RMB thousands unless otherwise stated)

1.                      GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

2.                      BASIS OF PREPARATION

As at 30 September 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB28.8 billion (31 December 2006: approximately RMB29.9 billion). Taking into account available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2007 has been prepared under a going concern basis.

The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the nine months ended 30 September 2007 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2006, except that the Group revised its accounting estimate on the amortisation period for deferred upfront non-refundable revenue and direct incremental costs as the expected weighted average customer service period changed from 4 years to 3 years from 1 January 2007 onwards. The effect of the change of accounting estimate in expected weighted average customer service period is to increase the amortisation of both deferred revenue and other assets by approximately RMB377 million each for the nine months ended 30 September 2007.

3.                      CONVERTIBLE BONDS

There was no outstanding convertible bonds as at 30 September 2007. The carrying values of the derivative component and liability component of outstanding convertible bonds as at 31 December 2006 were as follows:

	Unaudited 30 September 2007	Audited 31 December 2006

Liability component	—	7,117,035
Derivative component	—	3,207,914

Carrying value of convertible bonds	—	10,324,949

Number of conversion shares (shares)	—	899,745,075

On 20 August 2007, the Company received a notice delivered by SK Telecom Co., Ltd (“SK Telecom”), the sole holder of outstanding convertible bonds, pursuant to the terms and conditions of the convertible bonds for the conversion in full of the convertible bonds into the Company’s shares. Accordingly, on 31 August 2007, the Company allotted and issued 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.

The convertible bonds were separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option is carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurs. The fair value of the derivative component of the convertible bonds was calculated using the Binomial model. Because the Binomial model requires the input of subjective assumptions, including the volatility of share price, stock price, dividend yield, risk free rate and expected life, change in subjective input assumptions can materially affect the fair value estimate.

On 20 August 2007 and 31 December 2006, the fair value of each conversion option was HKD4.20 and HKD3.56, respectively. The change in the fair value of the conversion option from 31 December 2006 to 20 August 2007 resulted in a fair value loss of approximately RMB569 million (for the nine months ended 30 September 2006: approximately RMB226 million), which has been recorded as the “Realised/unrealised loss on changes in fair value of derivative component of convertible bonds” in the income statement for the nine months ended 30 September 2007.

The convertible bonds with carrying value of approximately RMB10,818 million as at 20 August 2007 was fully converted into the Company’s shares, at the conversion price of HKD8.63 per share. The share conversion resulted in an increase in share capital and share premium by approximately RMB87 million and RMB10,731 million, respectively.

4.                      EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; and (iii) the convertible bonds. The share options granted under the amended Pre-Global Offering Share Option Scheme and the convertible bonds did not result in dilutive effects and are therefore excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

	Unaudited
	Nine months ended 30 September
	2007			2006
	Profit attributable to equity holders RMB’000	Shares in thousands	Per share amount RMB	Profit attributable to equity holders RMB’000	Shares in thousands	Per share amount RMB

Basic earnings	5,111,655	12,837,035	0.398	4,188,884	12,583,944	0.333
Effect of conversion of share options	—	115,203		—	44,234

Diluted earnings	5,111,655	12,952,238	0.395	4,188,884	12,628,178	0.332

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds which is not considered to be an indicator of the Group’s operating performance.

	Unaudited
	Nine months ended 30 September
	2007	2006

Profit attributable to equity holders of the Company	5,111,655	4,188,884
Adjustments for:
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	568,860	225,788

Profit attributable to equity holders (excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds)	5,680,515	4,414,672

Adjusted basic earnings per share (excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.443	0.351

Adjusted diluted earnings per share (excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.439	0.350

5.                      TAXATION

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realised or the liability is expected to be settled, resulting in a decrease of approximately RMB104 million of net deferred tax assets in the balance sheet as at 30 September 2007 and an increase of approximately RMB129 million of deferred taxation charged to the income statement for the nine months ended 30 September 2007.

6.                      RELATED PARTY TRANSACTIONS

For the nine months ended 30 September 2007, the Group had related party transactions with China United Telecommunications Corporation and its subsidiaries of which approximately RMB272 million (for the nine months ended 30 September 2006: approximately RMB193 million) were included in the revenue and approximately RMB6,964 million (for the nine months ended 30 September 2006: approximately RMB6,642 million) were included in costs and expenses.

FINANCIAL RESULTS’ OUTLINE

For the first three quarters of 2007, the Group continued to reinforce the transformation of business strategies, effectively accelerated its business development and continued to keep a sustainable steady growth in all businesses.

Revenue

For the first three quarters of 2007, our revenue increased steadily and reached RMB74.12 billion, up by 5.5% from the same period last year. Of total revenue, service revenue was RMB70.19 billion, up by 4.4% from the same period last year.

Service revenue from our GSM Cellular Business for the first three quarters of 2007 was RMB46.64 billion. The average minutes of usage (“MOU”) per subscriber per month were 248.8 minutes and the average revenue per subscriber per month (“ARPU”) was RMB46.8. Service revenue from our CDMA Cellular Business was RMB20.46 billion, the average MOU per subscriber per month were 265.1 minutes and the ARPU was RMB59.2. Service revenue from long distance, data and Internet businesses was RMB3.09 billion.

Costs and Expenses

For the first three quarters of 2007, total costs and expenses were RMB65.59 billion, up by 2.8% from the same period last year, which is lower than the growth rate of revenue by 2.7 percentage points. Among total costs and expenses, interconnection charges were RMB8.09 billion, up by 15.4% from the same period last year; net interconnection charges after setting off against interconnection revenue were RMB1.73 billion, down by 8.1% from the same period last year; depreciation and amortisation expenses were RMB16.83 billion, up by 0.1% from the same period last year; selling and marketing expenses were RMB14.15 billion, down by 3.2% from the same period last year; general, administrative and other expenses were RMB10.71 billion, up by 9.1% from the same period last year.

The realised loss on changes in fair value of derivative component of convertible bonds was RMB0.57 billion for the period ended 20 August 2007 on which SK Telecom fully converted the convertible bonds into the Company’s shares.

Earnings

For the first three quarters of 2007, profit before income tax was RMB7.96 billion. Among which, profit before income tax from GSM Cellular Business was RMB7.06 billion; profit before income tax from CDMA Cellular Business was RMB1.08 billion; profit before income tax from long distance, data and Internet businesses was RMB0.45 billion. Profit for the period was RMB5.11 billion, up by 22.0% from the same period last year. Basic earnings per share was RMB0.398. EBITDA (Note 2) was RMB24.58 billion and EBITDA margin (EBITDA as a percentage of total revenue) was 33.2%. EBITDA margin for GSM Cellular Business was 45.2%.

For the first three quarters of 2007, excluding the effect of the realised loss on changes in fair value of derivative component of convertible bonds for the period ended 20 August 2007 amounting to RMB0.57 billion, profit before income tax would be RMB8.53 billion, up by 33.1% from the same period last year. Adjusted profit for the period (Note 1) would be RMB5.68 billion, up by 28.6% from the same period last year and adjusted basic earnings per share would be RMB0.443. Adjusted EBITDA (Note 2) was RMB25.15 billion and adjusted EBITDA margin (Adjusted EBITDA as a percentage of total revenue) was 33.9%, up by 0.2 percentage points from the same period last year.

Balance Sheet

As at 30 September 2007, our capital structure was further improved mainly due to the conversion of convertible bonds into the Company’s shares, and the repayment of bank loans and short-term bonds during the period. The liabilities-to-assets ratio (Note 3) decreased from 45.8% as at 31 December 2006 to 34.5% as at 30 September 2007. The debt-to-capitalisation ratio (Note 4) decreased from 24.4% as at 31 December 2006 to 4.1% as at 30 September 2007.

Note 1:	Adjusted profit for the period represents profit for the period excluding the effect of realised/unrealised loss on changes in fair value of derivative component of convertible bonds.

Note 2:

EBITDA represents profit for the period before interest income, financial gains / costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gains / costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like the Company.

Adjusted EBITDA represents profit for the period before realised/unrealised loss on changes in fair value of derivative component of convertible bonds, interest income, financial gains / costs, other gains-net, income tax and depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess the performance and liquidity of the Company by excluding the realised/unrealised loss on changes in fair value of derivative component of convertible bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA has been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, our EBITDA and adjusted EBITDA may not be comparable to similar indicators provided by other companies.

Note 3:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 4:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

CAUTION STATEMENT

The Board wishes to remind investors that the financial information and the financial outlines for the first three quarters ended 30 September 2007 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the first three quarters ended 30 September 2006 are extracted from the unaudited financial information already disclosed by the Group, and the financial information for the year ended 31 December 2006 are extracted from the audited financial statements as contained in the 2006 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first three quarters ended 30 September 2007. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 26 October 2007

As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Yang Xiaowei, Li Zhengmao, Li Gang, Zhang Junan and Miao Jianhua
Non-executive Directors:	Lu Jianguo and Lee Suk Hwan
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming